As filed with the Securities and Exchange Commission on January 13, 2015

File No. 812-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT

COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER

GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940

ACT, AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1

THEREUNDER

POMONA PRIVATE EQUITY FUND

POMONA MANAGEMENT LLC

VOYA INVESTMENTS DISTRIBUTOR, LLC

Written and oral communications regarding this Application should be addressed to:

Michael Granoff

Pomona Management LLC

780 3rd Avenue

New York, New York 10017

(212) 593-3639

With copies of written communications to:

Jeffrey S. Puretz, Esq.

William J. Bielefeld, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

(202) 261-3300

This Application (including Exhibits) contains 34 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT, AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

POMONA PRIVATE EQUITY FUND

POMONA MANAGEMENT LLC

VOYA INVESTMENTS DISTRIBUTOR, LLC

Investment Company Act of 1940

File No. 812-

I.           THE PROPOSAL

1.          Pomona Private Equity Fund (the “Fund”), Pomona Management LLC (the “Adviser”) and Voya Investments Distributor, LLC (the “Distributor”) (collectively, the “Applicants”) hereby seek an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer multiple classes of shares of beneficial interest (“Shares”)1 with varying sales loads and/or ongoing asset-based distribution and/or service fees. The Applicants request that the order also apply to any other continuously-offered registered closed-end management investment company existing now or in the future for which the Adviser or the Distributor or any entity controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Adviser or the Distributor, acts as investment adviser or principal underwriter, and which expects to provide periodic liquidity with respect to its Shares through tender offers conducted pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (collectively with the Fund, the “Funds”).2 Any Fund relying on this relief will do so in a manner consistent with the terms and conditions of this Application. The Applicants represent that each investment company presently intending to rely on the order requested in this Application is listed as an Applicant.

[1]	As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate ownership interest of the Funds, as defined below.

[2]	The terms “investment adviser” and “principal underwriter” are defined in Sections 2(a)(20) and 2(a)(29) of the 1940 Act, respectively.

2.          The Fund is a Delaware statutory trust registered under the 1940 Act as a non-diversified closed-end management investment company. The Fund submitted a registration statement on Form N-2 to the Commission on August 15, 2014. As of the date of filing of this Application, the Fund’s registration statement has not yet been declared effective by the Commission.

The Fund’s investment objective is to seek long-term capital appreciation.

The Fund will invest principally in secondary and primary investments in private equity and other private asset funds (“Investment Funds”) and, to a lesser degree, in direct investments in operating companies. Once the Fund is fully committed, at least 80% of its assets will normally be committed to these types of private equity investments.

The Fund’s prospectus, or any amendment or supplement thereto, will disclose that Shares of the Fund will only be sold to “accredited investors,” as defined in Regulation D under the Securities Act of 1933, for as long as the staff of the Commission takes the position that closed-end funds with attributes similar to those of the Fund must so limit their offerees.

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3.          The Fund proposes to offer Shares for purchase as of the first business day of each calendar quarter or at such other times as determined in the discretion of the Fund’s Board of Trustees (the “Board”). Shares will be continuously offered. Investors who subscribe for Shares and are admitted to the Fund by the Board of the Fund will become shareholders (“Shareholders”) of the Fund. The Fund will initially issue a single class of Shares (the “Class A”). For Class A, financial intermediaries may charge a front-end sales load of up to 3.5% of the offering price of the Shares (i.e., net asset value) for their services in conjunction with the distribution of Shares. No portion of the sales load will be paid to the Distributor. Also for Class A, the Fund will pay the Distributor, out of its own assets, a fee for providing distribution and shareholder services at an annual rate equal to 0.55% of the Fund’s quarter-end net asset value (the “Distribution and Servicing Fee”). All Shareholders of Class A will bear this Distribution and Servicing Fee as an expense of the Fund. The Distribution and Servicing Fee is paid to the Distributor as compensation for assisting with the sale of the Fund’s Shares and the provision of investor services to Shareholders, and the Distributor may re-allow all or a portion of the Distribution and Servicing Fee to financial intermediaries whose customers hold Shares through an account with such financial intermediaries. The Distributor will generally pay substantially all of the Distribution and Servicing Fee to financial intermediaries whose customers hold Shares through an account with the applicable financial intermediary. The amounts of any such payments may vary among the financial intermediaries. The Distributor may, however, retain all or a portion of the Distribution and Servicing Fee.

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4.          No market currently exists for the Shares. The Shares will not be listed on any national securities exchange, and the Fund does not anticipate that a secondary market will develop for the Shares. Although the Fund may offer to repurchase Shares quarterly in accordance with written tenders by Shareholders and subject to the discretion of the Fund’s Board, Shares are not redeemable at an investor’s option. Repurchases of the Fund’s Shares will be on such terms and conditions as the Fund’s Board may determine in its sole discretion. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser currently expects that, beginning in the third year of operations, it will generally recommend to the Board that the Fund offer to repurchase Shares from Shareholders quarterly with tender offer valuation dates occurring on the last business day of March, June, September, and December. The Fund’s repurchase offers for Shares will be conducted pursuant to Rule 13e-4 under the 1934 Act. As indicated above, the Fund initially proposes to issue a single class of Shares. The Fund may offer additional classes of Shares in the future, as described below.

5.          As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of a Fund will represent investments in the same portfolio of securities but will be subject to different expenses. Certain fees and expenses of such future classes may vary from Class A and will be disclosed in a new or revised prospectus covering such future class. Thus, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Unit of the classes may differ over time.

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6.          Under the proposal, each new class of Shares (the “New Class”) would be offered at net asset value, plus a sales load (if applicable to the New Class). The New Class may be subject to asset-based distribution and/or service fees. In addition, the Adviser or its affiliates may pay, out of its own assets, additional compensation to financial intermediaries in connection with the placement of Shares or the servicing of Shareholder accounts. Each class of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD"), as such rule may be amended, or any successor rule thereto (the "NASD Conduct Rule 2830"),3 as if it applied to the Fund. The structure of the proposed classes of Shares is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.” New Classes may or may not be offered.

7.          A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based distribution and/or service fees for closed-end funds substantially similar to the relief sought by Applicants. See, e.g., Blackstone Alternative Alpha Fund, et al., Investment Company Act Rel. Nos. 30280 (Nov. 26, 2012) (Notice) and 30317 (Dec. 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Investment Company Act Rel. Nos. 30228 (Oct. 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Company Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); ASGI Agility Income Fund, et al., 1940 Act Rel. Nos. 29793 (Sept. 19, 2011) (Notice) and 29837 (Oct. 17, 2011) (Order); Allianz RCM Global Ecotrends Fund, et al., 1940 Act Rel. Nos. 27936 (Aug. 23, 2007) (Notice) and 27971 (Sept. 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., 1940 Act Rel. Nos. 27263 (Mar. 16, 2006) (Notice) and 27285 (Apr. 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., 1940 Act Rel. Nos. 25924 (Feb. 3, 2003) (Notice) and 25951 (Mar. 3, 2003) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, 1940 Act Rel. Nos. 24805 (Dec. 27, 2000) (Notice) and 24833 (Jan. 19, 2001) (Order); and Eaton Vance Management, et al., 1940 Act Rel. Nos. 24648 (Sept. 19, 2000) (Notice) and 24689 (Oct. 16, 2000) (Order) (closed-end funds within a master-feeder structure).

[3]	Any references to NASD Conduct Rule 2830 include any successor or replacement Financial Regulatory Authority Rule to NASD Conduct Rule 2830.

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II.          STATEMENT OF FACTS

A.         The Applicants

1.          The Fund is a Delaware statutory trust registered under the 1940 Act as a non-diversified closed-end management investment company. The Fund was organized under the laws of the state of Delaware on August 12, 2014. The Fund submitted a Form N-2 to the Commission on August 15, 2014. As of the date of filing of this Application, the Fund’s registration statement has not yet been declared effective by the Commission.

2.          The Adviser is a limited liability company organized under the laws of Delaware. The Adviser serves as investment adviser to the Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an indirect wholly-owned subsidiary of Voya Financial Inc. As of the date of this Application Voya Financial Inc. is a subsidiary of ING Groep N.V. (“ING Groep”).

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3.          The Distributor is a limited liability company organized under the laws of the state of Delaware. The Distributor is registered with the Commission as a broker/dealer under the 1934 Act and is a member of FINRA. The Distributor acts as the principal underwriter of the Fund. The Distributor is also an indirect wholly-owned subsidiary of Voya Financial Inc. and thus is under common control with the Adviser and is an affiliated person, as defined in Section 2(a)(3) of the1940 Act, of the Adviser.

B.          Structure and Characteristics

1.          The Fund proposes to engage in a continuous public offering of Shares pursuant to a registration statement under the Securities Act of 1933. As will be set forth in the Fund’s prospectus, or any amendment or supplement thereto, Shares of the Fund will only be sold to “accredited investors,” as defined in Regulation D under the Securities Act of 1933, for as long as the staff of the Commission takes the position that closed-end funds with attributes similar to those of the Fund must so limit their offerees.

2.          However, unlike shares of many closed-end management investment companies, it is presently expected that Shares of the Fund will not be listed on any securities exchange and will not be traded on an over-the-counter system such as NASDAQ. Furthermore, it is not expected that any secondary market will develop for the Shares. In order to provide a degree of liquidity to Shareholders, the Fund may from time to time offer to repurchase Shares at their then-current net asset value pursuant to Rule 13e-4 under the 1934 Act. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Fund’s Board, in its sole discretion.4

[4]	For Class A, a 2% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the one-year anniversary of the Shareholder’s purchase of the respective Shares. Any early repurchase fee, and the Fund’s waiver of, scheduled variation in, or elimination of, such early repurchase fee, will equally apply to all Shareholders of the Fund, within the applicable category of Shareholders, regardless of class, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. Early repurchase fees apply separately to each purchase of Shares made by a Shareholder. An early repurchase fee is defined for purposes of this application as a fee assessed to a Shareholder upon the repurchase of Shares and payable to the Fund. The early repurchase fee is not the same as a contingent deferred sales charge (“CDSC”) assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to the distributor, whereas the early repurchase fee is payable to the Fund to reimburse the Fund for the costs incurred in liquidating securities in the Fund’s portfolio in order to honor the Shareholder’s repurchase request and to discourage short-term investments which are generally disruptive to the Fund’s investment program. Although the Fund does not currently intend to impose CDSCs, it would only do so in compliance with Rule 6c-10 under the 1940 Act as if that rule applied to closed-end management investment companies.

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C.          Proposed Class Structure and Characteristics

1.          The Fund proposes to engage in a continuous offering of Shares in the manner described below. The Fund proposes to offer multiple classes of Shares, such as Class A Shares and New Class Shares, described below. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the use of a financial intermediary through which the Shares will be purchased, the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, the Fund’s Board could adopt this or another sales charge structure.

2.          It is proposed that Class A Shares are subject to a front-end sales load, are subject to an annual asset-based distribution and servicing fee, are subject to minimum purchase requirements of $25,000 for the initial subscription for Shares and $10,000 for subsequent subscriptions and may be subject to an early repurchase fee as will be set forth in the Fund’s prospectus.

3.          New Class Shares would be offered at net asset value, and may also charge a front-end sales load and/or an annual asset-based distribution and/or service fee. In the future, the Fund’s Board could adopt this or another sales charge structure. New Class Shares may likewise be subject to an early repurchase fee and minimum purchase requirements.

4.          Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based distribution and/or service fees in excess of those permitted by NASD Conduct Rule 2830.

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a.           Service fees compensate the Distributor and/or selected brokers, dealers, or other financial intermediaries that provide personal services to Shareholders and/or maintain Shareholder accounts. Such Shareholder services and maintenance may include, but are not limited to, establishing and maintaining Shareholder accounts and records, processing subscription and repurchase transactions, answering inquiries regarding the Fund and its special features, and other services as may be agreed upon from time to time (which may vary depending on the applicable broker, dealer or other financial intermediary) and permitted by applicable statute, rule, or regulation. Applicants represent that these asset-based service fees will comply with the provisions of NASD Conduct Rule 2830.

b.           The Fund will enter into a Distribution Agreement (the “Distribution Agreement”) with the Distributor. If the order sought in this application is granted, distribution fees are to be paid pursuant to a plan of distribution adopted by the Fund in compliance with Rules 12b-1 and 17d-3 under the 1940 Act,5 as if those rules applied to closed-end management investment companies, with respect to a class (a “Distribution Plan”). The Fund will, out of its own assets, pay the Distributor the Distribution and Servicing Fee with respect to Class A Shares. The Distribution and Servicing Fee is paid as compensation for assisting with the sale of the Fund’s Shares and other sales and marketing-related activities, as well as the provision of investor services to Shareholders. The Distribution and Servicing Fee may be different for each class of New Class Shares. Applicants represent that these asset-based distribution fees will comply with the provisions of NASD Conduct Rule 2830. In adopting the Fund’s Distribution Agreement, the Fund’s Board will consider and approve the Distribution Plan in a manner consistent with Rule 12b-1, and the Distribution Agreement will be approved by a majority of the Trustees, including a majority of the Trustees who are not interested persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of the Distribution Agreement or in any agreements related to the Distribution Agreement, as provided for in Rule 12b-1. The Distribution Plan also would be submitted for Shareholder approval to the extent required by Rule 12b-1.6

[5]	The Applicants will comply with Rules 12b-1 and 17d-3 as they may be amended or replaced in the future, as if those rules applied to closed-end management investment companies.

[6]	The Fund may determine to offer conversion features in connection with the establishment of New Classes. The Applicants represent that any such conversion features will comply with Rule 18f-3 as if the Fund were an open-end management investment company.

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c.           Although the Fund does not intend to do so, in the event a particular class has an early repurchase fee, the Fund may determine to waive, vary or eliminate the early repurchase fee for certain categories of Shareholders or transactions to be established from time to time. With respect to any waiver of, scheduled variation in, or elimination of an early repurchase fee applicable to a class of Shares, the Fund will comply with Rule 22d-1 under the 1940 Act as if the early repurchase fee were a CDSC and as if the Fund were an open-end investment company.

5.          All expenses incurred by the Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated particularly with the Distribution Plan of that class (if any), Shareholder servicing fees attributable to a particular class, as well as transfer agency fees, if any, and any other incremental expenses particular to that class.

6.          In addition to any distribution and/or service fees, each class of the Fund may, by action of the Fund’s Board, also pay a different amount of the following expenses, as may be incurred by each class:

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(1)	legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific class materials such as Shareholder reports, prospectuses, and proxies;

(2)	Blue Sky fees incurred by a specific class;

(3)	Commission registration fees incurred by a specific class;

(4)	expenses of administrative personnel and services required to support the Shareholders of a specific class;

(5)	Trustees’ fees incurred as a result of issues relating to a specific class;

(6)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(7)	incremental transfer agent fees and Shareholder servicing expenses identified as being attributable to a specific class;

(8)	account expenses relating solely to a specific class;

(9)	expenses incurred in connection with any Shareholder meetings as a result of issues relating to a specific class; and

(10)	any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’s receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of the Fund not allocated to specific classes as described above shall be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1)(iii) under the 1940 Act.7

[7]	The Applicants note, however, that the Fund will not be a “Daily Dividend Fund” as defined in Rule 18f-3.

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7.          From time to time, the Board of the Fund may vary the characteristics described above of Class A and New Class Shares, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution Plan and/or service plan as to such class; (2) voting rights with respect to a Distribution Plan and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values per Unit resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act. The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. Accordingly, the Fund’s repurchase offers will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values per Unit resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses.

8.          Because of the different distribution fees, Shareholder servicing fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Unit of the classes may differ over time. Expenses of the Fund, respectively allocated to a particular class of the Fund’s Shares will be borne on a pro rata basis by each outstanding Unit of that class.

III.         EXEMPTIONS REQUESTED

1.          The Multiple Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

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2.          Asset-Based Distribution and/or Service Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Fund to pay asset-based distribution and/or service fees.

IV.          COMMISSION AUTHORITY

1.          Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.          Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company, acting as principal, to participate in or effect a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise, joint arrangement or profit sharing plan is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

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V.            DISCUSSION

A.         Background

1.          In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.8 For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

2.          Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus require a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.9

[8]	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

[9]	Id. at 424.

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3.          A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based distribution and/or service fees substantially similar to that for which Applicants seek relief. See, e.g., Blackstone Alternative Alpha Fund, et al., Investment Company Act Rel. Nos. 30280 (Nov. 26, 2012) (Notice) and 30317 (Dec. 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Investment Company Act Rel. Nos. 30228 (Oct. 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Company Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); ASGI Agility Income Fund, et al., 1940 Act Rel. Nos. 29793 (Sept. 19, 2011) (Notice) and 29837 (Oct. 17, 2011) (Order); Allianz RCM Global Ecotrends Fund, et al., 1940 Act Rel. Nos. 27936 (Aug. 23, 2007) (Notice) and 27971 (Sept. 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., 1940 Act Rel. Nos. 27263 (Mar. 16, 2006) (Notice) and 27285 (Apr. 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., 1940 Act Rel. Nos. 25924 (Feb. 3, 2003) (Notice) and 25951 (Mar. 3, 2003) (Order); ING Pilgrim Investments LLC, et al., 1940 Act Rel. Nos. 24881 (Feb. 28, 2001) (Notice) and 24916 (Mar. 27, 2001) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, 1940 Act Rel. Nos. 24805 (Dec. 27, 2000) (Notice) and 24833 (Jan. 19, 2001) (Order); Eaton Vance Management, et al., 1940 Act Rel. Nos. 24648 (Sept. 19, 2000) (Notice) and 24689 (Oct. 16, 2000) (Order) (closed-end funds within a master-feeder structure), along with Eaton Vance Management, et al., 1940 Act Rel. Nos. 23770 (Apr. 6, 1999) (Notice) and 23818 (Apr. 30, 1999) (Order) and Eaton Vance Management, et al., 1940 Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (Jun. 16, 1997) (Order); A I M Advisors, Inc., et al., 1940 Act Rel. Nos. 24110 (Oct. 25, 1999) (Notice) and 24149 (Nov. 22, 1999) (Order); Nuveen Floating Rate Fund, et al., 1940 Act Rel. Nos. 24066 (Oct. 1, 1999) (Notice) and 24114 (Oct. 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., 1940 Act Rel. Nos. 24014 (Sept. 15, 1999) (Notice) and 24078 (Oct. 13, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., 1940 Act Rel. Nos. 23945 (Aug. 12, 1999) (Notice) and 23992 (Sept. 2, 1999) (Order); Kemper Floating Rate Fund, et al., 1940 Act Rel. Nos. 23811(Apr. 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., 1940 Act Rel. Nos. 23312 (Jul. 10, 1998) (Notice) and 23378 (Aug. 5, 1998) (Order); and Sierra Prime Income Fund, et al., 1940 Act Rel. Nos. 22512 (Feb. 14, 1997) (Notice) and 22556 (Mar. 12, 1997) (Order).

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B.          Multiple Classes of Shares – Exemptions from Sections 18(c) and 18(i) under the 1940 Act

1.          Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

2.          A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends .. . .

3.          Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company .. . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

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4.          The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to . . . payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) Shareholders of different classes may pay different distribution fees, different Shareholder services fees, and any other expenses (as described above in Section II.C.5) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of Shares of the Fund may thus potentially be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.

5.          Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that Shareholders will benefit if new classes of Shares with different pricing structures are created providing Shareholders with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, the use of a financial intermediary through which the Shares will be purchased and other relevant factors. The proposed system would permit the Fund to facilitate the distribution of Shares and provide investors with a broader choice of Shareholder options.

6.          By contrast, if the Adviser and the Distributor were required to sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by Shareholders, as compared to the creation of additional Unit classes of the Fund.

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7.          Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

8.          The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.10

9.          Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed system will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.

[10]	See 1940 Act Rel. No. 20915 (Feb. 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

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10.         Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. The Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, the Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to repurchase offers.

11.         In particular, the Fund proposes to offer Shares continuously at the Fund’s then current net asset value, plus any applicable sales load. It is anticipated that differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.11 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Fund would issue multiple classes of Shares on those contained in Rule 18f-3.

[11]	See, e.g., Blackstone Alternative Alpha Fund, et al., Investment Company Act Rel. Nos. 30280 (Nov. 26, 2012) (Notice) and 30317 (Dec. 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Investment Company Act Rel. Nos. 30228 (Oct. 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Company Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); ASGI Agility Income Fund, et al., 1940 Act Rel. Nos. 29793 (Sept. 19, 2011) (Notice) and 29837 (Oct. 17, 2011) (Order); Allianz RCM Global Ecotrends Fund, et al., 1940 Act Rel. Nos. 27936 (Aug. 23, 2007) (Notice) and 27971 (Sept. 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., 1940 Act Rel. Nos. 27263 (Mar. 16, 2006) (Notice) and 27285 (Apr. 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., 1940 Act Rel. Nos. 25924 (Feb. 3, 2003) (Notice) and 25951 (Mar. 3, 2003) (Order); ING Pilgrim Investments LLC, et al., 1940 Act Rel. Nos. 24881 (Feb. 28, 2001) (Notice) and 24916 (Mar. 27, 2001) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, 1940 Act Rel. Nos. 24805 (Dec. 27, 2000) (Notice) and 24833 (Jan. 19, 2001) (Order); Eaton Vance Management, et al., 1940 Act Rel. Nos. 24648 (Sept. 19, 2000) (Notice) and 24689 (Oct. 16, 2000) (Order) (closed-end funds within a master-feeder structure), along with Eaton Vance Management, et al., 1940 Act Rel. Nos. 23770 (Apr. 6, 1999) (Notice) and 23818 (Apr. 30, 1999) (Order) and Eaton Vance Management, et al., 1940 Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (Jun. 16, 1997) (Order); A I M Advisors, Inc., et al., 1940 Act Rel. Nos. 24110 (Oct. 25, 1999) (Notice) and 24149 (Nov. 22, 1999) (Order); Nuveen Floating Rate Fund, et al., 1940 Act Rel. Nos. 24066 (Oct. 1, 1999) (Notice) and 24114 (Oct. 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., 1940 Act Rel. Nos. 24014 (Sept. 15, 1999) (Notice) and 24078 (Oct. 13, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., 1940 Act Rel. Nos. 23945 (Aug. 12, 1999) (Notice) and 23992 (Sept. 2, 1999) (Order); Kemper Floating Rate Fund, et al., 1940 Act Rel. Nos. 23811(Apr. 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., 1940 Act Rel. Nos. 23312 (Jul. 10, 1998) (Notice) and 23378 (Aug. 5, 1998) (Order); and Sierra Prime Income Fund, et al., 1940 Act Rel. Nos. 22512 (Feb. 14, 1997) (Notice) and 22556 (Mar. 12, 1997) (Order).

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12.         Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders. The Fund is also aware of the need for full disclosure of the main features of the structure of the proposed Multiple Class System in its prospectus, and of the differences among the various classes and the different expenses of each class of Shares offered for sale by a prospectus. Applicants represent that these distribution and/or service fees will comply with the provisions of NASD Conduct Rule 2830. Applicants also represent that the Fund will disclose in each prospectus it may use the fees, expenses and other characteristics of each class of Shares offered for sale by that prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, the Fund will disclose fund expenses borne by Shareholders during the reporting period in Shareholder reports12 and describe in each prospectus any arrangements it may use that result in breakpoints in, or elimination of, sales loads with respect to each class of Shares offered for sale by that prospectus.13 The Fund will include any such disclosures in its Shareholder reports and prospectuses to the extent required as if the Fund were an open-end fund. Each of the Fund and the Distributor will also comply with any applicable requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.14 Upon the adoption of any such proposed rules or required disclosures, the Fund or the Distributor will contractually require that any other distributor of the Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

[12]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, 1940 Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[13]	Disclosure of Breakpoint Discounts by Mutual Funds, 1940 Act Rel. No. 26464 (Jun. 7, 2004) (adopting release).

[14]	See Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, 1934 Act Rel. No. 64386 (May 3, 2011), withdrawn Aug. 1, 2011; Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, 1940 Act Rel. No. 26341 (Jan. 29, 2004) (proposing release).

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Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.15 Applicants will comply with all such applicable disclosure requirements.

13.         The requested relief is substantially similar to prior exemptions granted by the Commission to Blackstone Alternative Alpha Fund, Permal Hedge Strategies Fund, BlackRock Preferred Partners LLC, Versus Capital Multi-Manager Real Estate Income Fund LLC, ASGI Agility Income Fund (and other affiliated funds), Allianz RCM Global Ecotrends Fund, Man-Glenwood Lexington, LLC, Van Kampen Prime Rate Income Trust, Van Kampen Senior Floating Rate Fund, Pilgrim Senior Income Fund, Scudder Weisel Capital Entrepreneurs Fund, Senior Debt Portfolio, Eaton Vance Advisers Senior Floating-Rate Fund, Eaton Vance Institutional Senior Floating-Rate Fund, Eaton Vance Prime Rate Reserves, EV Classic Senior Floating-Rate Fund, AIM Floating Rate Fund, Nuveen Floating Rate Fund, Stein Roe Floating Rate Income Fund, Oppenheimer Senior Floating Rate Fund, Kemper Floating Rate Fund, North American Senior Floating Rate Fund, and Sierra Prime Income Fund.16 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Fund.

C.          Asset-Based Service and/or Distribution Fees.

1.          Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based distribution and/or service fee.

[15]	Fund of Funds Investments, 1940 Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release); see also rules 12d1-1, et seq. of the 1940 Act.

[16]	See supra n.12. In the case of the Sierra Prime Income Fund exemptive application, relief was also sought from Section 11 of the 1940 Act to permit certain exchanges of shares.

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2.          Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.17

3.          In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

[17]	Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the asset-based distribution and/or service fees discussed herein, but request this order to eliminate any uncertainty.

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4.          The Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution Plan(s), if any, with respect to each class as if such Fund were an open-end investment company. Therefore, the Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,18 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.19

[18]	See Bearing of Distribution Expenses by Mutual Funds, 1940 Act Rel. No. 11414 (Oct. 28, 1980).

[19]	Id.

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Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Fund’s financing the distribution of its Shares should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that the Fund’s asset-based distribution and/or service fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Applicants will only impose a CDSC in compliance with Rule 6c-10 as if that rule applied to closed-end management investment companies. The Fund would also make required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that, in the event they impose CDSCs, the Fund will apply the CDSCs, and any waivers or scheduled variations of the CDSCs, uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. Finally, to the extent the Fund may determine to waive, impose scheduled variations of, or eliminate the early repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act.

VI.          APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of Rules 12b-1, 17d-3 and 18f-3 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with NASD Conduct Rule 2830, as amended from time to time or replaced, as if that rule applied to all closed-end management investment companies. Additionally, in the event the Fund imposes a CDSC, the Applicants will comply with the provisions of Rules 6c-10 and 22d-1 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and to the extent the Fund may determine to waive, impose scheduled variations of, or eliminate the early repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act, as amended from time to time or replaced.

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VII.         CORPORATE ACTION

The Fund’s Declaration of Trust will empower the Board of the Fund to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Fund’s sole initial trustee has adopted resolutions, attached hereto as Exhibit B, authorizing the filing of the Application with the Commission.

VIII.         CONCLUSION

1.          For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

2.          All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

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AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

Pomona Private Equity Fund

Michael Granoff is authorized to sign and file this document on behalf of Pomona Private Equity Fund pursuant to the authority granted to him as Sole Trustee.

Pomona Private Equity Fund

/s/ Michael Granoff
By:	Michael Granoff

Title:	Sole Trustee

Date:	January 13, 2015

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

Pomona Management LLC

As Chief Executive Officer of Pomona Management LLC (the “Adviser”), Michael Granoff is authorized to sign and file this document on behalf of the Adviser.

Pomona Management LLC

/s/ Michael Granoff
By:	Michael Granoff

Title:	Chief Executive Officer

Date:	January 13, 2015

28

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

Voya Investments Distributor, LLC

As Chief Executive Officer of Voya Investments Distributor, LLC (the “Distributor”), Shaun Mathews is authorized to sign and file this document on behalf of the Distributor.

Voya Investments Distributor, LLC

/s/ Shaun Mathews
By:	Shaun Mathews

Title:	Chief Executive Officer

Date:	January 13, 2015

29

List of Attachments and Exhibits

Exhibit A

1.          Verification of Pomona Private Equity Fund

2.          Verification of Pomona Management LLC

3.          Verification of Voya Investments Distributor, LLC

Exhibit B – Resolutions

EXHIBIT A-1

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Pomona Private Equity Fund

State of New York	)
) ss:
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Pomona Private Equity Fund (the “Fund”); that he is the sole Trustee of the Fund; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Pomona Private Equity Fund

/s/ Michael Granoff
By:	Michael Granoff

Title:	Sole Trustee

Date:	January 13, 2015

EXHIBIT A-2

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Pomona Management, LLC

State of New York	)
) ss:
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Pomona Management, LLC; that he is the Chief Executive Officer of Pomona Management, LLC and as such has the authority to sign and file this document on behalf of Pomona Management, LLC; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Pomona Management, LLC

/s/ Michael Granoff
By:	Michael Granoff

Title:	Chief Executive Officer

Date:	January 13, 2015

EXHIBIT A-3

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Voya Investments Distributor, LLC

State of New York	)
) ss:
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Voya Investments Distributor, LLC; that he is the Chief Executive Officer of Voya Investments Distributor, LLC and as such has the authority to sign and file this document on behalf of Voya Investments Distributor, LLC; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Voya Investments Distributor, LLC

/s/ Shaun Mathews
By:	Shaun Mathews

Title:	Chief Executive Officer

Date:	January 13, 2015

EXHIBIT B

RESOLUTIONS OF THE SOLE TRUSTEE

POMONA PRIVATE EQUITY FUND

RESOLVED, that the Fund's sole Trustee be, and hereby is, authorized and directed, with the assistance of counsel, to prepare, execute, and file with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 6(c) of the 1940 Act, granting exemptions from Sections l8(c) and 18(i) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of shares with varying sales loads, asset-based service and/or distribution fees, and/or early repurchase fees; and it is

FURTHER RESOLVED, the Fund's sole Trustee is hereby authorized and directed to take such other action and execute such other documents as he may deem necessary or advisable to effectuate the foregoing resolution.